INTERNATIONAL HERALD TRIBUNE
UNIQUE LINKED EXCHANGE-TRADED FUNDS TRACK OIL PRICES WITHOUT BUYING OIL

THE ASSOCIATED PRESS
Monday, December 11, 2006
SAN FRANCISCO

A new type of exchange-traded fund tracks the price of oil futures without investing in the commodity itself, and this innovative structure could pave the way for similar ETFs linked to the price movements of any asset for which an index exists.

Money manager Claymore Securities Inc. and partner MacroMarkets LLC recently listed two ETFs on the American Stock Exchange. They are issued as a closely linked pair, one for bullish investors and the other for bears. Each holds short-term Treasurys and cash, and pledges to compensate each other based on changes in the settlement price of the Nymex Division light sweet crude oil futures contract.

Claymore MacroShares Oil Up Tradeable Shares is geared to rise in value when futures prices increase. Accordingly, it's tailored for investors who want to take a long, or bullish, position on oil.

Conversely, Claymore MacroShares Oil Down Tradeable Shares is designed to make money when the price of black gold is falling, and can also be used as a hedge.

"We're not buying oil, but because we issue shares in pairs we can generate returns by pledging assets between the matching funds," said Greg Drake, managing director at Claymore Securities.

In other words, promising assets between the pair alters the ETFs' share prices to synthetically reflect oil's movement.

The new Claymore offerings provide a "user-friendly, widely accessible way to get exposure to oil, which is obviously a very important part of the economy," said Yale University economics professor Robert Shiller, chief economist at MacroMarkets and the architect of the MacroShares concept.

"This is a new frontier for ETFs that allows investment in illiquid asset classes," added MacroMarkets Chief Executive Sam Masucci, noting that the firm has patented the MacroShares model. "Futures contracts aren't required with this structure," he said, "which allows ETFs on anything that can be indexed."

The new Claymore offerings have complicated inner workings. When the initial up and down pairs were created, the corresponding shares were both priced at $60, which is about where the latest Nymex oil futures contract was recently trading. Claymore's Drake said the $60 initial price was a round number used for convenience, although the value of the securities will move based on changing oil prices.

To take an example, if the price of oil rises $3 in a day, the "down" shares pledge that amount plus any accrued income to the "up" shares. The down shares would drop in value to $57, and the up shares would rise to $63. If the price of oil drops, then the reverse would occur and the down shares would end up profiting, Drake explained.

The shares actually hold mainly short-term Treasurys, which provide a yield that's used to cover the funds' 1.6 percent expense ratio, and any leftover income is paid out to shareholders on a quarterly basis.

The 1.6 percent expense ratio is very high for ETFs, which average fees of
0.43 percent of assets, according to investment researcher Morningstar Inc. Additionally, investors must pay broker commissions to buy and sell ETFs since they trade like stocks.

The MacroShares have a maturity of 20 years from the original offering date, but as with all ETFs investors can sell their shares throughout the trading day.

If investors hold the shares until maturity, they will receive a final distribution based on the ending value of the shares.

However, the shares can be terminated by Claymore earlier if oil prices show a big swing to the upside or downside. For example, if oil prices start at $60, the "down" shares would run out of assets if oil prices rose to $120. Put simply, assets are pledged until the well runs dry.

Yet Drake said if the shares move 85 percent away from their initial prices in either direction for three straight trading days, a termination is triggered. The shares then would distribute all assets back to shareholders at the end of the quarter, and Claymore would issue a new pair.

Therefore, investors in the Claymore MacroShares could lose most or all of their initial investment if oil prices move dramatically against them.

Drake said the Claymore MacroShares are created and redeemed like ETFs in blocks of 50,000 shares often called creation units.

The share blocks are created by exchange specialists and large institutions known as authorized participants. Individual shares then trade on exchanges between investors and traders, with the authorized participants charged with making orderly markets

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MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for these trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore MACROshares web site at www.claymoremacroshares.com.